

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2011

Via Facsimile
Issam Abud
Chief Executive Officer
Income Now Consulting
5348 Vegas Drive, Suite 662
Las Vegas, Nevada 89108

> **Re:** **Income Now Consulting**
> **Form 8-K**
> **Filed August 29, 2011**
> **File No. 333-167984**

Dear Mr. Abud:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1. We note that through the period from April 23, 2010 through May 31, 2010 "and the subsequent interim periods thereto" there were no disagreements with GBH CPAs. Please revise your disclosure to specify whether there were any disagreements during the period from April 23, 2010 through May 31, 2010 and the subsequent interim period <u>through the date of dismissal</u>. See Item 304(a)(1)(iv) of Regulation S-K. Your analysis for disclosure under Item 304(a)(1)(v) of Regulation S-K should include the period through dismissal.

2. We note that you have not consulted with Weinberg & Baer LLC regarding any matters set forth in Item 304(a)(1)(v) of Regulation S-K. Please revise your disclosure to specify

whether you consulted with Weinberg & Baer LLC regarding any of the matters described in Item 304(a)(2)(i) and (ii) of Regulation S-K.

3.   In your amended Form 8-K, include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3446 if you have questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Staff Accountant